Exhibit (a)(1)(J)

Danaher Announces Successful

Completion of Cash Tender Offer for Shares of IRIS International, Inc.

Washington, D.C., November 1, 2012 – Danaher Corporation (NYSE: DHR) announced today the successful completion of the tender offer by Danaher Corporation (“Danaher”) through its wholly owned subsidiary, Daphne Acquisition Corporation, for all of the outstanding shares of common stock of IRIS International, Inc. (NASDAQ: IRIS) (“IRIS”) at a purchase price of $19.50 per share. The tender offer expired at 5:00 p.m., New York City time, on October 31, 2012. As of the expiration of the offer, 16,626,491 shares of common stock of IRIS were validly tendered and not withdrawn in the tender offer (not counting as validly tendered shares tendered through notice of guaranteed delivery and not actually delivered). All of such shares have been accepted for payment in accordance with the terms of the tender offer.

As a result of the tender offer, Danaher owned, together with its subsidiaries, approximately 91.6% of the outstanding shares of IRIS, which allowed Danaher to complete and close the merger and acquisition of IRIS on October 31, 2012, without stockholder approval. Upon completion of the merger, IRIS became a wholly-owned subsidiary of Danaher. All outstanding shares of common stock of IRIS, other than shares held by Danaher, Daphne Acquisition Corporation or IRIS in treasury or shares held by IRIS’s stockholders who are entitled to and properly exercise appraisal rights under Delaware law, were canceled and converted into the right to receive cash equal to the $19.50 offer price per share without interest thereon and less any applicable withholding taxes. In addition, in connection with the merger, the common stock of IRIS will cease to be traded on the NASDAQ Stock Market.

About Danaher

Danaher is a science and technology leader that designs, manufactures, and markets innovative products and services to professional, medical, industrial, and commercial customers. Our premier brands are among the most highly recognized in each of the markets we serve. The Danaher Business System provides a foundation to our 59,000 associates around the world, serving customers in more than 125 countries. In 2011, we generated $16.1 billion of revenue. For more information please visit our website: www.danaher.com.

Danaher contact:

Matt R. McGrew

Vice President, Investor Relations

Danaher Corporation

2200 Pennsylvania Avenue, NW

Suite 800W

Washington, D.C. 20037

Telephone: (202) 828-0850

Fax: (202) 828-0860